UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 3, 2024

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

The purpose of this Current Report on Form 1-U is to update the status of our follow-on offering, update our distributions, and update our plan of operation.

Status of our Follow-on Offering

We commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. As discussed in the paragraph below, until June 20, 2024, we continued to offer in the Follow-on Offering up to $57,903,648 in our common stock, which represented the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of May 31, 2024, we had raised total aggregate gross offering proceeds of approximately $64,333,000 and had issued approximately 6,183,000 shares of common stock in the Offerings, purchased by approximately 3,600 unique investors.

On December 20, 2023, we filed an offering statement in anticipation of our second follow-on offering pursuant to Regulation A with the Securities and Exchange Commission (the “SEC”). As permitted under Regulation A, we continued to offer shares of our common stock pursuant to the Follow-on Offering until the earlier of the qualification date of the offering statement for our second follow-on offering or 180 calendar days after December 23, 2023. Such 180-calendar-day period expired on June 20, 2024, at which time we suspended the offering of shares of our common stock in the Offerings, including the issuance of shares pursuant to our distribution reinvestment plan, until the SEC’s qualification of the offering statement for our second follow-on offering, if such qualification occurs. While we anticipate the qualification of our second follow-on offering by the SEC, we can provide no assurance regarding the time of such qualification, if at all. No sales of shares of our common stock pursuant to the Offerings will be made after June 20, 2024, and distributions, if any, to participants in our distribution reinvestment plan will be paid in cash after June 20, 2024, until the SEC’s qualification of the offering statement for our second follow-on offering, if such qualification occurs.

In addition, as of the date of this report, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis.

Distributions

On March 28, 2024, our board of directors authorized a daily cash distribution of our common stock to stockholders of record as of the close of business on each day of the period beginning April 1, 2024 and ending on April 30, 2024 (of $0.0012489041 per share from April 1, 2024 to April 23, 2024, and of $0.0012020548 per share from April 24, 2024 to April 30, 2024), and of $0.0012020548 per share of our common stock to stockholders of record as of the close of business on each day of the period beginning May 1, 2024 and ending on May 31, 2024 and beginning June 1, 2024 and ending on June 30, 2024 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before July 31, 2024. Participants in our distribution reinvestment plan will be paid such distributions in cash, unless the SEC earlier qualifies the offering statement for our second follow-on offering.

This distribution equates to approximately 4.5% on an annualized basis assuming a $10.13 per share net asset value (“NAV”) (the then-current purchase price for the period from April 1, 2024 to April 23, 2024), calculated for the Distribution Period beginning April 1, 2024 and ending on April 30, 2024, and approximately 4.5% on an annualized basis assuming a $9.75 per share NAV (the current purchase price effective April 24, 2024) calculated for the Distribution Periods beginning May 1, 2024 and ending on May 31, 2024 and beginning June 1, 2024 and ending on June 30, 2024. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Plan of Operation

Acquisitions

Restoration on Candlewood – Oklahoma City, Oklahoma

As previously disclosed, on March 21, 2023, we acquired a $5,250,000 preferred equity investment (the “PE Investment”) in connection with the acquisition of The Izzy, a 328-unit, Class B apartment community, formerly known as Restoration on Candlewood, in Oklahoma City, Oklahoma (the “Izzy Property”). The PE Investment has a three-year term and is interest only with a fixed interest rate of 15.50% per annum. There is no current pay requirement; interest accrues on a monthly basis and is cumulative and compounding to the extent unpaid.

On June 28, 2024, the Izzy Property was refinanced with a new loan (the “Refinance Loan”). The Refinance Loan has a five-year term with a maturity date of July 1, 2029, a fixed interest rate of 5.65% and is interest only for two years. In connection with the refinancing, the senior loan was paid off and the PE Investment was paid down in the amount of $5,300,000, which included $4,141,748 in outstanding principal plus $1,158,252 in accrued interest. After the paydown, the remaining PE Investment is $1,108,252. The PE Investment accrues a 15.50% preferred return, which must be paid in full before the common equity receives a distribution. There is no required redemption date nor current pay requirement; the preferred return accrues on a monthly basis and is cumulative and compounding to the extent unpaid.

Potential Investments

Rose Hill Townhomes & Villas – Reynoldsburg, Ohio

There is a reasonable probability that we may acquire an approximately $500,000 to $1,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Rose Hill Townhomes & Villas, a 132-unit, Class B garden and ranch apartment community (the “Rose Hill Property”) in Reynoldsburg, Ohio, located in the Columbus, Ohio Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by affiliate of RM Communities, LLC (“RM Communities”), an affiliate of our manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 1992, the Rose Hill Property consists of 132 residential units, all of which are two-bedroom units with 60 of those being ranch-style townhomes with attached garages. The business plan is to conduct full-unit renovations for all 132 units and upgrade the Rose Hill Property by adding bulk internet and in-unit washer & dryer appliances to provide an amenity that better competes with other multifamily communities in this submarket.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Date:	July 3, 2024